EXHIBIT 99.1

XP INC. ANNOUNCES PROPOSED PUBLIC SECONDARY OFFERING OF

CLASS A COMMON SHARES

São Paulo, Brazil, June 29, 2020 – XP Inc., or XP (Nasdaq: XP), announced today the commencement of an underwritten public offering of 19,535,420 Class A common shares to be offered by General Atlantic (XP) Bermuda, L.P and XP Controle Participações S.A. pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”). In connection with the offering, the selling shareholders intend to grant the underwriters the option to purchase up to 2,930,313 additional Class A common shares.

XP will not receive any proceeds from the sale of Class A common shares by the selling shareholders.

XP Investimentos, Morgan Stanley, Goldman Sachs & Co. LLC and J.P. Morgan are acting as Global Coordinators in this offering, and XP Investimentos, Morgan Stanley, Goldman Sachs & Co. LLC and J.P. Morgan are collectively acting as Joint Bookrunners of this offering.

The offering will be made only by means of a prospectus. Copies of the preliminary prospectus related to the offering may be obtained from: XP Investimentos, Tower 45, 55 West 46th Street, 30th Floor, New York, New York 10036; Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; or J.P. Morgan, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204.

A registration statement on Form F-1 relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc.’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change in external forces, among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com